

December 18, 2018

John T. McDonald
Chief Executive Officer
Upland Software, Inc.
401 Congress Avenue, Suite 1850
Austin, TX 78701

**Re: Upland Software, Inc.
Registration Statement on Form S-3
Filed December 12, 2018
File No. 333-228767**

Dear Mr. McDonald :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Steve Tyndall, Esq.